UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Everlast Worldwide Inc.
(Name of Issuer)

Common Stock, par value $0.002 per share
(Title of Class of Securities)

300355104
(CUSIP Number)

Arnold J. Levine, Esq.
Proskauer Rose LLP
1585 Broadway
New York, NY 10036
               (212) 969-3000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 3, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30355104

1	Name of Reporting Person I.R.S. Identification No. of Above Persons (entities only)

Hidary Group Acquisitions, LLC
2	Check the Appropriate Box if Member of a Group
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds

Not applicable
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Delaware
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		242,847
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

242,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐
13	Percent of Class Represented by Amount in Row (11)

5.9%[1]
14	Type of Reporting Person

OO

1 See Item 5.

This statement is filed with respect to the shares of common stock, $0.002 par value (the “Common Stock”) of Everlast Worldwide, Inc. (the “Company”), beneficially owned by Hidary Group Acquisitions, LLC (“Hidary” or the “Reporting Persons”) as of August 7, 2007 and amends and supplements the Schedule 13D filed on June 24, 2007 and amended on June 28, 2007, June 29, 2007, July 3, 2007 and July 11, 2007 (collectively, the “Statement”). Except as set forth herein, the Statement is unmodified.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is replaced in its entirety by the following:

Not applicable.

Item 4. Purpose of Transaction

Item 4 is amended by adding three paragraphs and replacing the last paragraph of Item 4 in its entirety with the third paragraph below:

On August 3, 2007, Hidary and Merger Sub entered into a settlement agreement and mutual release (the “Settlement Agreement”) with the Company, Brands Holdings Limited and EWI Acquisition, Inc., providing, among other things, for the following: (1) the dismissal, with prejudice, of the Complaint, (2) the limitation of discovery that may be taken from Hidary in connection with certain stockholder litigation against the Company, and (3) the Company’s public reaffirmation of the commitment of its board of directors to comply with its fiduciary duties. A copy of the Settlement Agreement is attached as Exhibit 99.23 to this Statement and is incorporated by reference herein. On August 3, 2007, Hidary issued a Press Release (the “August 3 Press Release”) announcing the Settlement Agreement. A copy of the August 3 Press Release is attached as Exhibit 99.24 to this Statement and is incorporated by reference herein.

In connection with the Settlement Agreement, Hidary agreed that the Merger Agreement has been terminated by the Company in accordance with its terms. Accordingly each of the Voting Agreements (other than the Amended Horowitz Voting Agreement), the Aquamarine Rollover Commitment Letter, the Burlingame Rollover Commitment Letter, the Equity Commitment Letters, the Debt Commitment Letters, the Guarantees and certain provisions of the Interim Investors Agreement have terminated in accordance with their respective terms. The Amended Horowitz Voting Agreement remains in effect with respect to Mr. Horowitz and, as a result, Mr. Horowitz is required to vote his shares of Common Stock against any acquisition proposal other than an acquisition proposal made by Hidary.

Hidary may seek to make another bid to acquire the Company.

The information set forth in response to this Item 4 is qualified in its entirety by reference to the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the July 10 Letter, the Press Release, the Complaint, the Voting Agreements, the Guarantees, the Aquamarine Rollover Commitment Letter, the Burlingame Rollover Commitment Letter, the Interim Investors Agreement, the Equity Commitment Letters, the Debt Commitment Letters, the Settlement Agreement and the August 3 Press Release, each of which is filed as an exhibit hereto and is incorporated by reference.

Item 5. Interest in Securities of the Issuer

Item 5 is replaced in its entirety by the following:

(a)

As a result of the Amended Horowitz Voting Agreement, Hidary may be deemed to be the beneficial owner of 242,847 shares of Common Stock, which represent approximately 5.9% of all shares of Common Stock outstanding; of these, Hidary may be deemed to have shared voting power with respect to 242,847 shares and may be deemed to have shared dispositive power with respect to 0 shares. Hidary hereby disclaims beneficial ownership of Common Stock owned by Mr. Horowitz. Each of the Hidary Group, Mr. Hidary and Morris Hidary may be deemed to be the beneficial owner of 242,847 shares of Common Stock. Each of the Hidary Group, Mr. Hidary and Morris Hidary hereby disclaims beneficial ownership of such Common Stock.

Based on the information provided by Mr. Horowitz in the Amended Horowitz Voting Agreement, Mr. Horowitz is the beneficial owner of 169,514 shares of Common Stock. According to the Form 10-K filed by the Company with the SEC on March 22, 2007, Mr. Horowitz has the right to acquire 73,333 shares of Common Stock issuable upon exercise of options exercisable currently or within 60 days, which, together with the other shares beneficially owned by Mr. Horowitz, represent approximately 5.9% of all shares of Common Stock outstanding.

(b)

Mr. Horowitz may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of Common Stock beneficially owned by such person or entity as described in Item 4 above, which description is incorporated by reference herein.

This Item 5 is qualified in its entirety by reference to Schedule I, which is attached hereto and is incorporated by reference herein.

(c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days. To the knowledge of the Reporting Persons, no transactions relating to the Common Stock were effected by Mr. Horowitz during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the  Issuer

The first paragraph of Item 6 is replaced in its entirety by the following:

Each of the Merger Agreement, the letter setting forth the Hidary Proposal, the June 28 Letter, the July 1 Letter, the July 10 Letter, the Press Release, the Complaint, the Voting Agreements, the Rollover Commitment Letters, the Interim Investors Agreement, the Limited Guarantees, the Equity Commitment Letters, the Debt Commitment Letters, the Settlement Agreement and the August 3 Press Release (each of which is defined and described in Item 4, which definitions and descriptions are incorporated herein by reference) are filed as exhibits hereto and are incorporated by reference in their entirety into this Item 6.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended by adding Exhibit 99.23 and Exhibit 99.24.

Exhibit	Description

99.23
Settlement Agreement and Mutual Release dated as of August 3, 2007, by and among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc., Everlast Worldwide Inc., Brands Holdings Limited and EWI Acquisition, Inc. (incorporated by reference to Exhibit 99.1 to Everlast Worldwide Inc.’s Form 8-K dated August 3, 2007)

99.24	Press Release dated August 3, 2007

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete, and correct.

Date: August 7, 2007	HIDARY GROUP ACQUISITIONS, LLC

By: The Hidary Group, LLC its member

	By:	/s/ Jack D. Hidary
Name: Jack D. Hidary Title: Managing Member

EXHIBIT INDEX

Exhibit	Description

99.23
Settlement Agreement and Mutual Release dated as of August 3, 2007, by and among Hidary Group Acquisitions, LLC, Hidary Group Acquisitions, Inc., Everlast Worldwide Inc., Brands Holdings Limited and EWI Acquisition, Inc. (incorporated by reference to Exhibit 99.1 to Everlast Worldwide Inc.’s Form 8-K dated August 3, 2007)

99.24	Press Release dated August 3, 2007